UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer

Feld 582, 69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒             Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Annual General Meeting Results

On August 4, 2020, Affimed N.V. (“Affimed” or the “Company”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda item 3: Adoption of the Statutory Annual Accounts for the financial year 2019

Affimed shareholders approved the adoption of the statutory annual accounts for the financial year 2019.

Agenda item 4: Discharge of the managing directors for their management during the financial year 2019

Affimed shareholders approved the discharge of the managing directors for their management during the financial year 2019.

Agenda item 5: Discharge of the supervisory directors for their supervision during the financial year 2019

Affimed shareholders approved the discharge of the supervisory directors for their supervision during the financial year 2019.

Agenda item 6: Amendment of the Remuneration Policy for the Management Board

Affimed shareholders approved the amendment of the remuneration policy of the management board.

Agenda item 7: Amendment of the Remuneration Policy for the Supervisory Board

Affimed shareholders approved the amendment of the remuneration policy of the supervisory board.

Agenda item 8 a.: Reappointment of Dr. Adi Hoess as a managing director

Affimed shareholders approved the reappointment of Dr. Adi Hoess as a managing director.

Agenda item 8 b.: Reappointment of Dr. Wolfgang Fischer as a managing director

Affimed shareholders approved the reappointment of Dr. Wolfgang Fischer as a managing director.

Agenda item 8 c.: Appointment of Mr. Angus Smith as a managing director

Affimed shareholders approved the appointment of Mr. Angus Smith as a managing director.

Agenda item 8 d.: Appointment of Dr. Arndt Schottelius as a managing director

Affimed shareholders approved the appointment of Dr. Arndt Schottelius as a managing director.

Agenda item 8 e.: Appointment of Dr. Andreas Harstrick as a managing director

Affimed shareholders approved the appointment of Dr. Andreas Harstrick as a managing director.

Agenda item 9 a.: Reappointment of Dr. Thomas Hecht as a supervisory director

Affimed shareholders approved the     reappointment of Dr. Thomas Hecht as a supervisory director.

Agenda item 9 b.: Reappointment of Mr. Ferdinand Verdonck as a supervisory director

Affimed shareholders approved the     reappointment of Mr. Ferdinand Verdonck as a supervisory director.

Agenda item 9 c.: Appointment of Mr. Harry Welten as a supervisory director

Affimed shareholders approved the     appointment of Mr. Harry Welten as a supervisory director.

Agenda item 9 d.: Appointment of Dr. Annalisa Jenkins as a supervisory director

Affimed shareholders approved the     appointment of Dr. Annalisa Jenkins as a supervisory director.

Agenda item 10: Appointment of the auditor for the financial year 2020

Affimed shareholders approved the     appointment of the auditor for the financial year 2020.

Agenda item 11: Abolishment of the cumulative preference shares and amendment of the articles of association

Affimed shareholders approved the abolishment of the cumulative preference shares and amendment of the articles of association.

Agenda item 12: Authorization to acquire shares

Affimed shareholders approved the authorization to acquire shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, August 5, 2020.

AFFIMED N.V.
By:	/s/ Adi Hoess
Name:	Adi Hoess
Title:	Chief Executive Officer
By:	/s/ Angus Smith
Name:	Angus Smith
Title:	Chief Financial Officer